Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 5, 2024

Daniel Morris
U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Gold Limited

Registration Statement on Form F-4

Filed on June 14, 2024

File No. 333-280195

Dear Mr. Morris:

On behalf of our client Blue Gold Ltd. (the “Company”), we are writing in response to your letter dated June 28, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”). As requested in the Staff’s Letter, the Company has today filed an amendment to the Registration Statement (“Amendment No. 1”) so as to file Exhibit 96 and the related consent of the preparer of the Technical Report

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner